
safe
esteem

INVEST IN **SAFE-ESTEEM**

Your Personal Safety Barometer

LEAD INVESTOR

Mr. Carlo Squicciarini President of New Instruments and Research for Analysis S.R.I.

Safe-esteem's mission and vision are as ambitious and innovative as they are inspiring. We see the opportunity space associated with highly personalized risk quantification and safety awareness solutions as one that taps into basic/universal consumer needs. This is a data and apps domain that can grow with, and organically support the value proposition of wearable technology that is receiving immense commercial commitments from Apple, Google, and others. The founders have demonstrated an ability to execute with their existing travel vertical products and to adapt/respond to challenging market conditions (during the COVID-19 pandemic). We also value the leadership team's commitment to privacy, humane technology, and its operational risk management expertise, along with their plans to freely deploy the technology in low-income/high-risk communities. As an industry leader in the development of safety instruments, NIRA S.r.l. has a unique experience and perspective on the value of evidence-based risk measurement and communication for the public interest. Safe-esteem's patent, along with its unique expertise and research and development efforts focused specifically on solving data collection and analysis, UI/UX, and behavioral science insights (gamification, etc.), places them in a strong first-to-market and standard-setter position for a new, highly valuable data and technology ecosystem.

Invested $264,000 this round & $50,000 previously

safe-esteem.com Miami FL

Technology Software B2C B2B App

Highlights

1. Improves health, safety, and security awareness and personal resilience
2. Establishes the FICO score equivalent for life risks in InsureTech
3. Patented technology with an industry-leading team and 3y of stealth development
4. B2B and B2C early products recently released + iOS MVP
5. Expands the value and scope of quantified-self apps + wearable tech

Our Team



Filippo Marino Founder, CEO

Nearly 30 years of international experience protecting people and operations for some of the world's largest brands. Former head of McDonald's Global Risk Intelligence and Protective operations. Lifelong entrepreneur and industry innovator.

Our survival instincts and risk perception are often biased or ill-suited for our modern life - resulting in poor decisions, unwarranted anxiety, and fear. Using mobile and wearable tech, big data analytics and both human and artificial intelligence our app can empower millions with higher safe-esteem, improved risk judgment, and unafraid lives.



Alexander Alfimov Software Development Lead



Serial Entrepreneur with 20+ years of experience in IT, Software, and Hardware development for multiple industries including AI & Neural Networks, e-commerce, Agritech, etc. Results-driven, with proven business development and management skills.



Van Wilberding Co-founder, Advisory Board Lead

skills.



Van Wilberding Co-founder, Advisory Board Lead

Global Head of Safety & Security of SOS Children's Villages International. Former Head of The Coca-Cola Company Global Security Intelligence program.



David Wiencek Risk Intelligence Lead

Global affairs specialist and manager with over 30 years of experience in risk intelligence, reporting and information services, and leading analytical and project teams.



Teo Georgiev Data Science Lead

Developed the dynamic, personalized risk estimation model for Safe-esteem's COVID-19 Personal Risk Explorer leveraging U.S. county-level data and legacy actuarial models.



Serhii Nadtochii Senior Product Manager

10+ years experience in product development, dev teams coordination, and digital product roadmap design and management.



Val Kholod Software Engineering Lead

The big problem



80% *of Americans reported feeling extremely or somewhat anxious about keeping themselves or their family safe**

- People are increasingly concerned about their safety and that of their loved ones
- There is no credible/universal source, app, or gauge of personal risk and safety information
- The absence of a common scale or scoring system causes ambiguity, uncertainty, and poor decision-making

safe esteem.

*2020 Survey by the American Psychiatry Association

Humans abhor uncertainty - which is a leading cause of stress and anxiety and fueling the growth of quantified-self technologies.

All the scores we get from sleep, fitness, and mindfulness apps are ultimately helping us reduce such uncertainty and feel more in control of our lives.

But the most consequential and universal domain of uncertainty is our personal safety - our ability to survive and thrive - and this is where Safe-esteem comes in.

The Solution: Safe-esteem

- Safe-esteem **quantifies personal risk & safety** in real time
- Our technology generates a live score for **health**, **accidents** and **crime** risks – like Apple Health or Fitbit do for fitness and sleep monitoring
- This empowers individuals and families to make smarter. safer choices



9:41
Me NOW
31 Crime
78 Safety


92 Health
safe esteem.

Safe-esteem is laying the foundation of a new data and communication ecosystem to improve quality of life, personal resiliency, and safety awareness.

The app insights and information will help reduce preventable injuries, accidents, and disease for millions around the world.


The Personal Safety Barometer
Learn when, where, and why your risks peak, and how to improve your safety
Reduce uncertainty and anxiety
Travel to a new neighborhood, city, or country with confidence
See how your crime, accidents and health scores change in real time
Keep track of those who matter most and make smarter choices
Check on your family's safety, and receive critical alerts
Risk Highlight
Miami, FL, US
33 Crime
Sofia NOW
31 Crime
78 Accidents
92 Health
safe esteem.

Millions of consumers use and pay for apps to receive safety and security alerts or track their family members' location and activities. All of these are sidestepping the real questions and needs all humans are hardwired to resolve: *"How safe am I?"* and *"Is my family safe?"*


Last Monday I was planning on traveling for business the following morning and checked my risk scores at home and my destination.

I had initially planned to stay overnight but based on the ratings I decided to make it just a day trip and skip the socializing. As I headed to my meeting the following day, I received a call asking me to turn around and postpone as multiple people at the client's business had gone home sick with COVID-19 symptoms.

My wife, my boss, and I wanted to thank you for this tool!

Erik
Sapulpa, OK

Safe-xplore Personal Edition User Feedback

Rather than exploiting and amplifying fear, Safe-esteem is the first personalized risk measurement solution committed to leveraging behavior design and user profiles based on humane technology principles.



Establishing a New *Personal Risk* Data Ecosystem
Consumers receive benefits, incentives and rewards based on *Safe-e* scores
Public and private organizations improve Health & Safety programs outreach, personalization, and efficacy
Insurers reach new customers and price risks more accurately for personal and transactional products
Dave M
Miami, FL, USA
296 Safe-e Score
Enterprise Risk Dashboard: New Orleans
safe esteem.



The Safe-esteem Team
Filippo Marino
25+ Years of international Risk Mitigation Leadership tenure
Van Wilberding
Global Head of Safety & Security of SOS Children's
David Wiencek
Risk Intelligence Lead

- Former Director of Global Risk Intelligence and Executive Protection for McDonald's Corp.
- Advisor to global brands including General Motors, Nike, Visa, etc.

Villages International

- Former Head of The Coca-Cola Company Global Security Intelligence program, and Chief Risk Officer for Coca-Cola's bottling business in Nigeria.



Alexander Alfimov

Software Development Lead



Teodor Georgiev

Data Science Lead

safe esteem.

The Safe-esteem Technology



Actuarial Data
Location/ Venue
Context/ Events
User Profile
Behavior/ Activity
AI/ML Modeling
Real-time Personal Risk Scores
Accidents
Health
Crime

US Patent 9734456B1

- Patented algorithm for scoring individual likelihood of incidents based on demographics, location, behavior, etc.
- Protected method applicable to any personal risk domain: health, accidents and crime
- Personalized life risk scoring establishes the basis of FICO score equivalent for insurers

safe esteem.

By augmenting our situational awareness, judgment, and decision-making with big data, analytics, and human + Artificial Intelligence (AI) we can measurably improve personal health, safety, and resilience.



With over 40 years of experience training some of the world's top personal protection professionals, I can attest that what Safe-esteem is doing is transformative on many fronts.

It offers a solution for consumers and professionals alike to help improve the quality of personal risk awareness and decision-making in everyday life.



There is simply no equivalent to Safe-esteem in today's market.

Bob Duggan
Founder and President
Executive Security International

Bob Duggan | Executive Security International

The Safe-esteem Market

Product	Safe-esteem (App) (B2C)	Safe-esteem (Data) (B2C+B2B)	Safe-enterprise (B2B) (Year 2~2.5 post-launch)
Revenue Model	Subscription	Lead Generation	Subscription
Target Market	General Consumers	Insurance, HORECA, Air & Ground Transp., Security, etc.	Corps w. 500+ employees
Market Size	$1.5Bn~$3.3Bn 100M~220M Cust.	$2.5Bn+	$1Bn~$2Bn 30K~50K Cust.
Capture Opportunity (Y2-Y3)	75K~1M Users	$500K-$5M	20~90 Corps

✓ Multiple revenue models and vertical market opportunities

✓ New 'quantified-self' safety products and InsureTech consumer data ecosystem

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Competitive landscape


Personal Risk & Safety
Health & Fitness
Continuous Use / Engagement
Big Data / InsureTech Consumer Insights
safe esteem
Apple Health Google/FitBit,...
Life360
Generic / Anecdotal
Personalized / Data-driven
TRI/TRM (iSOS, WorldAware, etc.)
Root Insurance
Geosure, Sickweather, IntelligentTravel...
Single Use / Sporadic Engagement

safe esteem.

Safe-esteem is poised to benefit from an enormous commercial opportunity in quantified-self technology trends and personalized solutions. We have a first-to-market advantage and intellectual property protection in this growing movement focused on well-being quantification, awareness, and personal resilience.

Financial projections ($M)



Tot. Fixed Expenses
Tot. Var. Exp. (CAC)
Total Revenue
EBITDA
Millions
$250
$200
$150
$100
$50
$-
$(50)

	Year 1	Year 2	Year 3	Year 4	Year 5
Tot. Fixed Expenses	$1,230,000	$2,900,000	$9,200,000	$40,500,000	$79,000,000
Tot. Var. Exp. (CAC)	$10,000	$620,000	$2,700,000	$10,000,000	$20,000,000
Total Revenue	$118,000	$1,730,000	$15,200,000	$64,000,000	$207,000,000
EBITDA	$(1,120,000)	$(1,800,000)	$3,300,000	$13,500,000	$108,000,000

safe esteem.

Forward-looking projections are not guaranteed.

Millions of consumers already have shown strong interest in apps and tools relating to wellness, fitness, and other aspects of self-monitoring.

Our *Safe-e* scores will transform risk pricing, customer acquisition, and retention practices for the personal lines insurance market.

Our Total Revenue projections for upcoming operating years 3 – 5 reflect the growth potential inherent in these trends and the multiple revenue stream models.

Progress to Date



safe-xplore


Patent Granted
Completed MVP & Private Beta (Phase 1)
Released Safe-xplore Professional (B2B)
Released Safe-xplore Personal Edition (B2C)
safe esteem.

We are already disrupting the *Travel Risk Intelligence* industry with our recently-released Safe-xplore Professional and the free Safe-xplore Personal Edition (SXPE) featuring the most advanced Violent Crime Global City Index and personalized risk metrics.

We recently onboarded our first ***Fortune 500*** customer to Safe-xplore Pro and started seeing double-digit outreach growth with our current SXPE release and early marketing efforts.


Users
2.6K
Event count
21K
Conversions
0
Total revenue
$0.00
USERS IN LAST 30 MINUTES
11
USERS PER MINUTE
TOP COUNTRIES
USERS
United States
10
Ukraine
1
View realtime →
Insights
INSIGHT
Users spiked
On June 17, 2022
INSIGHT
New
Sessions spiked
From June 5 to 11, 2022
INSIGHT
New
7-day active users spiked
View all insights →
HOW ARE ACTIVE USERS TRENDING?
Users by Country
COUNTRY
USERS
United States
2.4K
Mexico
24
Ukraine
17
Iraq
16
China
14
User activity over time
30 DAYS
2.6K
7 DAYS
1.7K
1 DAY
322


Spain 12
Nigeria 8
View countries →
29 May
05 Jun
12
19
0

Safe-xplore.com Analytics


Our advisory board
Dr. Edward Luttwak
Political Scientist
Senior Associate, Center for Strategic and International Studies. Served/serves as a consultant to the US National Security Council, the White House Chief of Staff, the US Department of Defense, US Department of State, US Army, US Air Force, and several allied governments. At present he is working as a contractor for the Office of the Secretary of Defense
Dr. Periklis Papadopoulos
Senior Scientist
Founder/CEO Space Systems, LLC. Consultant to the US Dept. of the Air Force (AFMC), the Air Force Research Laboratory (AFRL) Served as a Senior Research Scientist at NASA-ARC/ELORET Thermosciences Institute for over 15 years, where he participated and project lead planetary mission studies, space transportation and re-entry programs
Dominique Roudaut
Insurance Thought Leader
Head of Asia InsureTech Partnerships, Innovation Solutions, Personal Lines at Hannover Re. Worked for 15 years between AIG and Chubb at national, continental and worldwide levels in leadership underwriting and product positions. He holds an US innovator patent and a best innovative product of the year award
Confidential
Data Science SME
Data Science Principal at global consulting organization. Certified Operations Research Analytics Professional with 20+ years experience in applied statistical modeling, risk & decision analysis, mathematical optimization, and software development.
safe esteem.


Next Steps (9~12 Months)
Optimize risk scoring algorithm for actuarial validation
Complete pilot cities hyperlocal data collection & modeling
Release Beta iOS app for early adopters
Optimize UI/UX + education & incentives programs
Explore & test Blockchain/DAO implementation architecture
Sofia W
264
My Circle
Dave M
Add a friend
31
78
92
safe esteem.

Safe-esteem's next steps focus sharply on customer outreach, growing our core

team, and fine-tuning our technology to deliver an outstanding user experience.

Join us on this journey as we bring our *personal safety barometer* to market